THRIVING DESIGN PBC

FINANCIAL STATEMENTS

For the fiscal year ended December 31, 2021 and 2020

(Unaudited)

Thriving Design
Balance Sheet

	As of December 31,	
	2021	**2020**
ASSETS		
Current Assets		
Bank Accounts		
First Advantage bank - 9585	38,832.84	39,463.10
Total Bank Accounts	**$ 38,832.84**	**$ 39,463.10**
Accounts Receivable		
Accounts Receivable (A/R)	202.40	2,815.89
Total Accounts Receivable	**$ 202.40**	**$ 2,815.89**
Other Current Assets		
Inventory Asset	68,186.77	46,787.66
Prepaid Expenses	2,000.00	
Total Other Current Assets	**$ 70,186.77**	**$ 46,787.66**
Total Current Assets	**$ 109,222.01**	**$ 89,066.65**
Fixed Assets		
Accumulated Depreciation	-2,458.00	-2,458.00
Furniture	2,000.00	2,000.00
Machinery and Equipment	17,729.08	14,400.00
Total Fixed Assets	**$ 17,271.08**	**$ 13,942.00**
TOTAL ASSETS	**$ 126,493.09**	**$ 103,008.65**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Other Current Liabilities		
Convertible Note - John Rider -2	80,200.00	
John Rider LOC Loan	136,386.24	87,294.37
Sales Tax Payable	830.90	
Total Other Current Liabilities	**$ 217,417.14**	**$ 87,294.37**
Total Current Liabilities	**$ 217,417.14**	**$ 87,294.37**
Long-Term Liabilities		
Convertible Note - Bickley and Wenz	50,000.00	
Convertible Note - Karen Steer	50,000.00	
Convertible Note - Scott Minguez	10,000.00	
Convertible Note J.C.R.	81,329.10	81,329.10
Convertible Note- Matt Bickley	25,000.00	
Total Long-Term Liabilities	**$ 216,329.10**	**$ 81,329.10**
Total Liabilities	**$ 433,746.24**	**$ 168,623.47**
Equity		
Jason Rider	53,409.73	52,819.22
Morgan Rider	-7,476.43	-2,384.08
Retained Earnings	-116,049.96	
Net Income	-237,136.49	-116,049.96
Total Equity	**-$ 307,253.15**	**-$ 65,614.82**
TOTAL LIABILITIES AND EQUITY	**$ 126,493.09**	**$ 103,008.65**

Thriving Design
Profit and Loss

	Total		
	2021		**2020**
Income			
Discounts given	-1,846.28		0.00
Sales	103,282.30		10,892.12
Shipping Income	1,427.17		0.00
Total Income	**$ 102,863.19**	**$**	**10,892.12**
Cost of Goods Sold			
Cost of Goods Sold	87,553.45		2,129.72
Sales Commission	1,994.01		121.91
Total Cost of Goods Sold	**$ 89,547.46**	**$**	**2,251.63**
Freight & Delivery	20,688.89		0.00
Inventory Shrinkage	-5,277.96		0.00
Merchant Service/Credit Card Fees	407.72		0.00
Shipping Supplies	8,271.79		8,502.51
Total Cost of Goods Sold	**$ 113,637.90**	**$**	**10,754.14**
Gross Profit	**-$ 10,774.71**	**$**	**137.98**
Expenses			
Equipment (not capitalized)	227.99		0.00
General & Administrative	0.00		424.71
Bank Charges & Fees	537.58		192.75
Charitable Contribution	3,000.62		722.00
Dues, Memberships & Subscriptions	2,788.72		0.00
Insurance	1,328.50		591.50
Legal & Professional Services	12,696.31		14,204.01
Office Supplies	6,838.94		5,980.72
Software Subscriptions & Apps	4,349.29		0.00
Taxes & Licenses	2,294.13		10.00
Total General & Administrative	**$ 33,834.09**	**$**	**22,125.69**
Interest Expense	3,436.87		288.88
Marketing & Sales	14,994.25		966.36
Advertising & Marketing	14,874.10		17,059.71
Digital Marketing	1,640.63		0.00
Marketing Contractors	89,490.08		61,953.98
Media	5,482.25		0.00
Printing & Collateral	2,145.89		0.00
Product Samples	74.30		0.00
Tradeshows and events	16,420.32		0.00
Total Marketing & Sales	**$ 145,121.82**	**$**	**79,980.05**
Operating Expenses	0.00		134.54
Building and Rent	24,008.99		8,282.64
Car & Truck	57.37		0.00
Job Supplies	2,834.99		1,684.00
Meals & Entertainment	2,160.29		809.23
Repairs & Maintenance	550.69		0.00
Travel	5,317.51		424.91
Utilities	7,736.17		0.00
Warehouse Contractor	1,075.00		0.00
Total Operating Expenses	**$ 43,741.01**	**$**	**11,335.32**
Total Expenses	**$ 226,361.78**	**$**	**113,729.94**
Net Operating Income	**-$ 237,136.49**	**-$**	**113,591.96**
Other Expenses			
Depreciation	0.00		2,458.00
Total Other Expenses	**$ 0.00**	**$**	**2,458.00**
Net Other Income	**$ 0.00**	**-$**	**2,458.00**
Net Income	**-$ 237,136.49**	**-$**	**116,049.96**

Thriving Design
Statement of Cash Flows

	2021	2020
OPERATING ACTIVITIES		
Net Income	-237,136.49	-116,049.96
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Receivable (A/R)	2,613.49	-2,815.89
Inventory Asset	-21,399.11	-46,787.66
Prepaid Expenses	-2,000.00	
Convertible Note - John Rider -2	80,200.00	
Accumulated Depreciation		2,458.00
John Rider LOC Loan	49,091.87	87,294.37
Sales Tax Payable	830.90	
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	$ 109,337.15	$ 40,148.82
Net cash provided by operating activities	-$ 127,799.34	-$ 75,901.14
INVESTING ACTIVITIES		
Furniture		-2,000.00
Machinery and Equipment	-3,329.08	-14,400.00
Net cash provided by investing activities	-$ 3,329.08	-$ 16,400.00
FINANCING ACTIVITIES		
Convertible Note - Bickley and Wenz	50,000.00	
Convertible Note - Karen Steer	50,000.00	
Convertible Note - Scott Minguez	10,000.00	
Convertible Note- Matt Bickley	25,000.00	
Convertible Note J.C.R.		81,329.10
Jason Rider	590.51	52,819.22
Morgan Rider	-5,092.35	-2,384.08
Net cash provided by financing activities	$ 130,498.16	$ 131,764.24
Net cash increase for period	-$ 630.26	$ 39,463.10
Cash at beginning of period	39,463.10	
Cash at end of period	$ 38,832.84	$ 39,463.10

Thriving Design PBC
Consolidated Statement of Equity

	Common Stock Shares	Common Stock Amount	Additional Paid in Capital	Retained Earnings (Accumulated Deficit)	Total
Beginning Balance, January 1, 2021	500,000	-	50,435	(116,050)	(65,615)
Contributions	-	-	(4,502)	-	(4,502)
Distributions	-	-	-	-	-
Net income				(237,136)	(237,136)
Ending Balance, December 31, 2021	500,000	-	45,933	(353,186)	(307,253)

THRIVING DESIGN PBC
NOTES TO THE FINANCIAL STATEMENTS
Fiscal Year Ended December 31, 2021 and 2020

1. ORGANIZATION AND PURPOSE

Thriving Design PBC (the "Company"), is a corporation organized under the laws of the State of Colorado. The Company manufactures plant support and protection products and derives revenue from retail and wholesale purchases of goods.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Fiscal Year

The Company operates on a 52-week fiscal year ending on December 31.

c) Cash

For the fiscal years ended December 31, 2021 and December 31, 2020, the Company's cash positions include its operating bank account.

d) Legal & Professional Fees

Legal & professional fees include accounting and legal fees relating to the creation of the Company.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3.   **SUBSEQUENT EVENTS**

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.